

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

May 16, 2016

Joseph M. Hogan
President and Chief Executive Officer
Align Technology, Inc.
2560 Orchard Parkway
San Jose, CA 95131

      Re: Align Technology, Inc.
            Form 10-K for the fiscal year ended December 31, 2015
            Filed February 25, 2016
            File No. 000-32259

Dear Mr. Hogan:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Tim Buchmiller for

                    Amanda Ravitz
                    Assistant Director
                    Office of Electronics and Machinery

cc: Chris Fennell, Esq.
        Wilson Sonsini Goodrich & Rosati